Exhibit 99.126

ImmunoPrecise Collaboration Enables Preclinical Manufacturing of Lead Antibodies Targeting SARS-CoV-2

VICTORIA, BC, Dec. 11, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATD) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced that it has entered into a research collaboration with the National Research Council of Canada’s (NRC) Human Health Therapeutics (HHT) Research Centre to develop its neutralizing PolyTope™ antibodies against SARS-CoV-2.

IPA is also considering acquiring a license for the NRC CHO cell-based rapid expression platform to be used in pre-clinical and clinical manufacturing of their lead monoclonal antibodies. Researchers from the NRC’s HHT Research Centre will deploy the CHO-based expression platform to accelerate the identification and development of IPA’s lead antibody candidates.

The NRC is supporting this research through the Pandemic Response Challenge Program (PRCP) and the Industrial Research Assistance Program (IRAP). The project is also in collaboration with Zymeworks Inc. (NYSE: ZYME) for the design and development of IPA’s lead antibody candidates. ImmunoPrecise identified antibodies directed against the SARS-CoV-2 virus spike protein during the summer of 2020 by screening tens of thousands of antibodies from multiple sources and converging upon a panel of candidates that showed in vitro functional activity and synergistic effects in pseudovirus-based neutralization assays. Top neutralizing antibodies have been progressed for preclinical testing in the PolyTope™ Therapy program.

IPA considers the NRC to be a partner of choice to develop and manufacture their antibody therapeutics, as the NRC is uniquely positioned in Canada to address the various facets of this project having integrated, multi-disciplinary biologics research facilities based in Montréal and Ottawa.

“IPA is pleased to contribute to this Canadian endeavor with the NRC and Zymeworks,” stated Jennifer Bath, CEO of ImmunoPrecise. “IPA is proud to embark on its first collaboration with the NRC, as we continue to establish ourselves as a key player in the Canadian life science ecosystem and in the current pandemic. We believe this partnership between the NRC (HHT, PRCP and IRAP) and Zymeworks to have tremendous potential to generate best-in-class SARS-CoV-2 therapeutics within this expert and motivated team environment in Canada.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

About IPA’s SARS Polytope™ Therapies

Monoclonal antibodies were derived from several animal species, including humans, llama, rabbits and transgenic OmniAb® (humanized) animals to access a broad epitope coverage. IPA exploits multiple antibody formats, valency, and size to select antibodies against multiple/rare epitopes. In a global effort involving its scientists in North America and Europe, IPA has now developed a rich and diverse discovery portfolio of SARS-CoV-2 candidate antibodies yielding epitope and functional diversity.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements and include the Company’s beliefs with respect to the potential for its antibodies or vaccines to be further developed or approved to treat or protect against COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended July31st, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frédéric Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 204 - 998 Harbourside Dr., North Vancouver, B.C. (British Columbia) (British Columbia), Canada, V7P 3T2.

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:45e 11-DEC-20